  Exhibit 99.1

CANAGOLD RESOURCES LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Mobilizes Two Diamond Drills and Commences 24,000 Meter Drill Program at New Polaris Gold Mine, BC
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Vancouver, Canada -May 18, 2021 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) is pleased to announce that two diamond drills have been mobilized to its 100% owned New Polaris Gold project in northern British Columbia to commence a 24,000 meter drill program.

Drill Program Overview

ITL Diamond Drilling Ltd. will complete a 47-hole, 24,000 meter combined infill and stepout drill program designed to upgrade a large part of the Inferred Resource to the Indicated Resource category for inclusion in a future feasibility study, in addition to targeting the gold mineralization down plunge.

The infill drill holes range in depth from 300 to 650 meters, providing greater density of drill intercepts in areas of sparser coverage in the modeled resource (Refer to drill collar map and inclined section).  Two deeper holes of approximately 1,000 meters in length will be drilled as part of the program to test between 200 to 250 meters down plunge of the modeled extent to the gold mineralization.  These will be the deepest holes drilled on the project to date and the results will serve to guide the design of future drill programs.

New Polaris PEA Highlights

The 2019 Preliminary Economic Assessment (“PEA”) delineated Indicated Resources of 1.7 million tonnes containing 586, 000 ozs gold at 10.8 gpt and Inferred Resources of 1.5 million tonnes containing 485,000 ozs gold at 10.2 gpt**. At a gold price of US$1500 per oz, $CA/$US exchange rate of 0.71, cash costs (US$400 per oz) and AISC (US$469 per oz ), the updated PEA (news release May 20, 2020) shows an after-tax NPV (5%) of US$333 million with an after-tax Internal Rate of Return (“IRR”) of 56% and a 1.9 year pay-back period. On a pre-tax basis, the undiscounted life-of-mine cash flow totals CA$847 million with a 68% IRR and a 1.7 year pay-back period.

Project Overview

Canagold’s flagship asset is the 100% owned New Polaris Gold Mine project located in northwestern British Columbia about 100 kilometers (“km”) south of Atlin, BC and 60 km northeast of Juneau, Alaska. The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares.

The deposit is an early Tertiary, mesothermal gold mineralized vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks. It was mined by underground methods from 1938 to 1942, and from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 g/t gold. Three main veins (“AB, C and Y”) were mined to a maximum depth of 150 m and have been traced by drilling for up to 1,000 m along strike and up to 800 m down dip, yet remain open for expansion.

The gold occurs dominantly in finely disseminated arsenopyrite within the stock-work veins and altered wall-rocks. Individual mineralized zones extend for up to 250 m in length and up to 14 m in width, though mineralized widths more commonly range from 2 to 5 m.

*The New Polaris resource is contained within a preliminary economic assessment (“PEA”) report which was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects, and filed on Sedar April 18, 2019.

**Mineral resources are not mineral reserves and do not yet have demonstrated economic viability.

*** Given the conceptual nature of the PEA, there is no certainty that these results will be realized.

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”
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Scott Eldridge, Chief Executive Officer

CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact: Scott Eldridge, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381

Email: scott@canagoldresources.com Website: www.canagoldresources.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.